

August 15, 2012

Via E-mail

Fujio Cho
Chairman of the Board
Toyota Motor Corporation
1 Toyota-cho, Toyota City
Aichi Prefecture 471-8571, Japan

Re: Toyota Motor Corporation
Form 20-F for Fiscal Year Ended March 31, 2012
Filed on June 25, 2012
File No. 001-14948

Dear Mr. Cho:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended March 31, 2012

Item 5. Operating and Financial Review and Prospects

Results of Operations — Fiscal 2012 Compared with Fiscal 2011

Other Income and Expenses, page 66

1.   You disclose that generally a weakening of the Japanese yen against other currencies has a positive effect on your revenues, operating income and net income and a strengthening of the Japanese yen against other currencies has the opposite effect. You further disclose that during fiscal 2012 the average exchange rate of the Japanese yen strengthened against the major currencies including the U.S. dollar and the euro compared with the average exchange rate of the prior fiscal year. In view of the preceding, please explain to us the factors that generated a foreign exchange gain in fiscal 2012 and caused the increase in the gain between fiscal 2012 and 2011, and expand your disclosure accordingly.

Critical Accounting Estimates

Product Warranties and Recalls and Other Safety Measures, page 80

2.   You accrue for the costs of recalls and other safety measures at the time of vehicle sale based on the amount estimated from historical experience with consideration of individual occurrences of recalls and other safety measures. Please explain to us and disclose how the individual occurrences are factored into the provision recorded during the period and the liability recorded at the end of the period. In connection with this, explain how experience (actual costs incurred, changes in estimates, etc.) with recalls and other safety measures actually encountered during a fiscal period are reflected in the amount of the provision and liability recorded, and the factors that may cause a difference in the amount recorded based on actual experience from the amount accrued at the time of sale.

5.B Liquidity and Capital Resources, page 85

3.   Please quantify the factors indicated for the variances in each of operating, investing and financing activities.

4.   Please provide a comparative analysis of variances in each of operating, investing and financing activities between the earliest two periods presented in the statement of cash flows, for example, between fiscal 2011 and fiscal 2010.

5.   You explain that the decrease in net cash provided by operating activities in fiscal 2012 compared to fiscal 2011 is due to a reduction in cash collection received from sale of products due to a decrease in net revenue for the automotive operations, partially offset by operating activities resulted from a decrease in cash payment to suppliers attributable to a decrease in cost of products sold in the automotive operations. This gives the impression that the variance in net cash flows of operating activities is due to a variance in the gross profit (net revenues less cost of products sold) realized on sales in automotive operations between fiscal 2012 and 2011. However, the variance in the amount of gross profit for products sold as reported on the statement of income (which we note includes more than just automotive operations) between these two fiscal years does not appear to support the variance in net cash of operating activities. Please expand your disclosure to clarify all factors directly affecting cash from operating activities between these two fiscal years and provide us with a copy of your intended revised disclosure.

 5. F Tabular Disclosure of Contractual Obligations, page 92

6.   As the contractual obligations table is for the purpose of increasing transparency of cash flow, we believe that registrants should include scheduled interest payments in the table. To the extent that interest rates are variable and unknown, you may use

judgment to determine whether or not to include estimates of future interest payments. In determining an appropriate methodology to estimate interest payments, you may apply the currently applicable interest rate to determine the value of future payments. In the event that estimated interest payments are excluded, please supplement the table with additional information that is material to an understanding of your interest cash requirements.

7. B Related Party Transactions, page 103

7.   You state that you believe that all of your purchase and sales transactions with equity-method affiliates and firms with which certain members of Toyota's board of directors are affiliated were arm's-length transactions. Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-market dealings may not exist. Please revise to either substantiate your belief or remove this assertion as appropriate.

Item 18. Financial Statement

Notes to Consolidated Financial Statements

Note 16. Income taxes, page F-36

8.   At March 31, 2012, you reported a deferred tax asset valuation allowance of ¥309, 268 million and deferred tax assets for operating loss and tax credit carryforwards of ¥337,992 million and ¥108,426 million, respectively. You disclose that the valuation allowance mainly relates to deferred tax assets of operating loss and foreign tax credit carryforwards. You further disclose that as of March 31, 2012, the parent company and its national tax filing group in Japan are in a cumulative pre-tax loss position in recent years, and you have concluded there is sufficient positive evidence to overcome the negative evidence of this cumulative pre-tax loss to realize the deferred tax assets prior to the expiration of operating loss carryforwards in 2021. Based on this conclusion, please explain to us your basis for the amount of the valuation allowance at March 31, 2012. In so doing, tell us and quantify the respective deferred tax assets to which the valuation allowance relates and the valuation allowance associated with each deferred tax asset. To the extent that varying jurisdictional considerations materially impact the determination of the amount of the valuation allowance and aids in supporting the total amount of the valuation allowance, please detail the deferred tax assets and related valuation allowances by applicable tax jurisdictions (domestic, foreign, material country or material component thereof).

Note 25. Per share amounts, page F-72

9.   We note that certain stock options were not included in the computation of diluted net income attributable to Toyota Motor Corporation per share. Please revise to disclose the number of options that were excluded from each period presented. Refer to FASB ASC 260-10-50-1c for further guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief